SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Community First Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20369M104

(CUSIP Number)

February 18, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20369M104	Page 2 of 3 Pages

1)	Names of Reporting Persons	Kenneth R. Lehman
	I.R.S. Identification Nos. of Above Persons	Not Applicable

2)	Check the appropriate box if a Member of a Group (See instructions)
(a) ☐
(b) ☐

3)	SEC use only

4)	Citizenship	USA

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power	310,460

	(6) Shared Voting Power	69,997*

	(7) Sole Dispositive Power	310,460

	(8) Shared Dispositive Power	69,997*

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	380,457*

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☒

11)	Percent of Class Represented by Amount in Row 9	5.0%*

12)	Type of Reporting Person (See Instructions)	IN

* Includes 69,997 shares owned individually by Mr. Lehman’s spouse, Joan Abercrombie Lehman, as to which Mr. Lehman disclaims beneficial ownership. The filing of this Schedule 13G shall not be construed as an admission that Mr. Lehman is, for any purpose, the beneficial owner of any such shares.

CUSIP No. 20369M104	Page 3 of 3 Pages

Item 1(a)	Name of Issuer: Community First Bancshares, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices: 3175 Highway 278, Covington, Georgia 30014.

Item 2(a)	Name of Person Filing: Kenneth R. Lehman (the “Filing Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence: 122 N. Gordon Rd., Ft. Lauderdale, Florida 33301

Item 2(c)	Citizenship: USA

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 20369M104

Item 3:	Not applicable

Item 4:	Ownership

(a)	Amount beneficially owned		380,457*
(b)	Percent of class		5.0%*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	310,460
	(ii)	Shared power to vote or to direct the vote	69,997*
	(iii)	Sole power to dispose or to direct the disposition of	310,460
	(iv)	Shared power to dispose or to direct the disposition of	69,997*

 __________________

* Includes 69,997 shares owned individually by Mr. Lehman’s spouse, Joan Abercrombie Lehman, as to which Mr. Lehman disclaims beneficial ownership. The filing of this Schedule 13G shall not be construed as an admission that Mr. Lehman is, for any purpose, the beneficial owner of any such shares.

Item 5:	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following box. ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7:	Identification and Classification of the Subsidiary that Acquired Securities Being Reported On. Not applicable.

Item 8:	Identification and Classification of Members of the Group. Not applicable.

Item 9:	Notice of Dissolution of Group. Not applicable.

Item 10:	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020

/s/ Kenneth R. Lehman
Kenneth R. Lehman